UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month to November 2023

Commission File Number: 001-40472

A2Z SMART TECHNOLOGIES CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K and Exhibit 99.1 and Exhibit 99.2 are hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-271226), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z SMART TECHNOLOGIES CORP.
(Registrant)

Date November 14, 2023	By	/s/ Joseph Bentsur
Joseph Bentsur
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the nine months period ended September 30, 2023

99.2	Management’s Discussion and Analysis for the nine months period ended September 30, 2023

99.3	Certificate of Interim Filings CEO dated November 14, 2023

99.4	Certificate of Interim Filings CFO dated November 14, 2023